March 6, 2025

Victoria M. Mink
Executive Vice President, Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.
Two Penn Plaza
New York, NY 10121

       Re: Madison Square Garden Sports Corp.
           Form 10-K for Fiscal Year Ended June 30, 2024
           File No. 001-36900
Dear Victoria M. Mink:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2024
Consolidated Financial Statements
Consolidated Statements of Operations, page F-7

1. Please present revenues and direct operating expenses associated with tangible products, services and leasing activities separately, if they represent more than 10% of total revenues in any period presented. Revenues for items that represent less than
       10% of total revenues may be aggregated with revenues for other items that also represent less than 10% of total revenues. Direct operating expenses should be combined in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-
       03.2 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 6, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services